FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 11th, 2020

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-15094

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press Release

MTS Venture Fund to Invest RUB 125m in CoinKeeper

September 11, 2020

MOSCOW, Russia — MTS (NYSE: MBT, MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces an agreement to invest RUB 125 m in the developer of CoinKeeper, Russia’s most popular personal finance app. The investment — which marks the first outlay by the MTS Venture Fund — is to be structured in multiple tranches, with the fund receiving a minority stake in the startup.

With over 350,000 monthly active users, CoinKeeper is Russia’s leading digital standalone service for personal finance management. The platform helps users analyze spending patterns, forecast future expenses, and optimize monthly budgets toward achieving longer-term financial goals. CoinKeeper is accessible through both app- and web-based interfaces and features a variety of methods to enter data, including by directing importing card transaction history from many leading Russian banks.

In August, CoinKeeper was selected to launch a pilot project through the MTS Startup Hub accelerator. The new investment agreement is aimed at further enabling the company’s efforts in marketing and product development, as well as expansion into European markets.

Islam Midov, MTS Venture Fund Manager, commented: “This deal is both an attractive investment for our venture fund, as well as a natural fit for MTS in light of our digital ecosystem strategy. CoinKeeper has a well-thought-out business model, a loyal customer base, and a leading position among independent personal finance services. This investment reaffirms our confidence in their long-term potential.”

“Personal finance management is a focus area within MTS’s broader fintech strategy. In today’s fast-paced, tech-driven world, consumers are bombarded with data from a dizzying array of sources. That can make it hard to get a clear picture of overall personal spending, saving, and investing. CoinKeeper is a powerful tool that can help users tackle that challenge,” said Sergey Smirnov, Director of Fintech Development at MTS, adding that “in the near future, new Russian regulations are expected that will lay out a roadmap toward open API standards, which would further support comprehensive personal finance solutions.”

CoinKeeper Co-Founder Ilya Chernetsky commented: “We regard this round of financing from MTS’s venture fund as smart money. This investment can help us further develop our services, add new functionality, and move into the European market.”

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE: MBT; MOEX: MTSS), Russia’s leading mobile connectivity and digital services provider, offers a range of mobile, fixed-line, and digital services. We serve over 80 million mobile subscribers in Russia, Armenia, and Belarus, and about 9 million customers in Russia of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: September 11th, 2020